SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 11, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

May 11, 2015

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of JPMorgan Chase & Co. in Nokia Corporation exceeded 5%

Nokia Corporation
Stock Exchange Release
May 11, 2015 at 10.15 (CET +1)

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of JPMorgan Chase & Co. in Nokia Corporation exceeded 5%

Espoo, Finland - According to information received by Nokia Corporation, the holdings of JPMorgan Chase & Co. in Nokia have exceeded 5% of the total number of shares and voting rights of Nokia.

On May 7, 2015 the holdings of JPMorgan Chase & Co. in Nokia, through its controlled undertakings, comprising of both shares and financial instruments, amounted to a total of 192 381 434 shares, corresponding to approximately 5.23% of the total number of shares and voting rights of Nokia.

The above total holdings comprise of 165 824 304 Nokia shares, corresponding to approximately 4.51% of the total number of shares and voting rights of Nokia, and financial instruments that can, if realized, in aggregate result to a holding of 26 557 130 Nokia shares, corresponding to approximately 0.72% of the current total number of shares and voting rights of Nokia. The financial instruments are comprised of convertible bond and option arrangements that can be either convertible to or settled in Nokia shares.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia

Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated May 11, 2015:

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of JPMorgan Chase & Co. in Nokia Corporation exceeded 5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal